                                                                    Exhibit 99.1


                          COOLBRANDS INTERNATIONAL INC.

                            NOTICE OF ANNUAL MEETING

                                 OF SHAREHOLDERS


  NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of CoolBrands International Inc. (the "Corporation") will be held at The Sheraton Parkway
 (Thornhill Room), 600 Highway 7 East, Richmond Hill, Ontario, on February 25, 2005, at 10:00 a.m. (Toronto time) (the "Meeting") for the following purposes:

1. to consider and receive the financial statements of the Corporation for the year ended August 31, 2004, together with the report of the auditor thereon;

2.   to elect directors of the Corporation;

3. to recommend the re-appointment of BDO Dunwoody LLP as the auditor of the Corporation and to authorize the directors to fix the auditor's remuneration; and

4. to transact such other business as properly may be brought before the Meeting or any adjournments or postponements thereof.

Holders of multiple voting shares and subordinate voting shares who are unable to attend the meeting in person are requested to sign and return the enclosed form of proxy in the envelope provided for that purpose. To be effective, proxies must be received before 5:00 p.m. (Toronto time) on February 23, 2005 by Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 3V1, or by facsimile at 416-361-0470, or by the close of business on the second business day preceding the date of any adjourned or postponed meeting, or be presented prior to the commencement of the Meeting or any adjourned or postponed meeting.

The Corporation's Annual Report for the year ended August 31, 2004, and management information circular are enclosed with this notice of meeting.

Only shareholders of record at the close of business on January 17, 2005 are entitled to notice of the Meeting and any adjournment or postponement thereof, while only shareholders of record as of the close of business on January 17, 2005 are entitled to vote at the Meeting, except to the extent that a person has transferred any multiple voting shares or subordinate voting shares after that date and the new holder of such shares establishes proper ownership and demands not later than 10 days before the date of the Meeting to be included in the list of shareholders eligible to vote at the Meeting.

DATED at Markham, Ontario this 17th day of January, 2005



                                    BY ORDER OF THE BOARD OF DIRECTORS




                                    Aaron Serruya
                                    ---------------------------------------



                                    Aaron Serruya
                                    Secretary

                      COOLBRANDS INTERNATIONAL INCORPORATED

MANAGEMENT                         INFORMATION                         CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by or on behalf of the management of COOLBRANDS INTERNATIONAL INC. (the "Corporation") for use at the annual meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of annual meeting of shareholders (the "Notice of Meeting"). The cost of solicitation cost will be borne by the Corporation. All references in this management information circular to the "Meeting" include references to any adjournments or postponements thereof.

Appointment And Revocation Of Proxies

The persons named in the enclosed form of proxy are directors of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy. To be effective, proxies must be received before 5:00 p.m. (Toronto time) on February 23, 2005 by Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 3V1, or by facsimile at 416-361-0470, or by the close of business on the second business day preceding the date of any adjourned or postponed meeting, or be presented prior to the commencement of the Meeting or any adjourned or postponed meeting. A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank.

In accordance with the Company Act (Nova Scotia) (the "Act") and applicable securities laws, a shareholder who has given a proxy may revoke it at any time to the extent that it has not been exercised. A proxy may be revoked, as to any manner on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the date of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law.

Exercise Of Discretion Of Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the nominees proposed below for election as directors and in favour of the appointment of BDO Dunwoody LLP as the auditor of the Corporation. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As at the date of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.


Date of Information

Information in this management information circular is given as of January 11, 2005, or such other date if so specified.


Voting Securities

On January 11, 2005, 6,029,865 multiple voting shares and 49,891,068 subordinate voting shares in the capital of the Corporation were issued and outstanding. Each multiple voting share entitles the registered holder thereof to ten votes at all meetings of shareholders. Each subordinate voting share entitles the registered holder thereof to one vote at all meetings of shareholders. Holders of subordinate voting shares exercise in the aggregate approximately 45.3% of the voting rights attached to all voting securities of the Corporation.

In the event that an offer to purchase multiple voting shares is made to holders of such shares, and the offer is required by securities legislation or stock exchange rule to be made to all, or substantially all, of the holders of multiple voting shares in Canada, holders of subordinate voting shares have an option to convert their subordinate voting shares into multiple voting shares. This option commences on the eighth day after the date the offer is made to holders of multiple voting shares and ends on the date of expiry of the offer. This conversion right will not apply if, within seven days of the date of the offer, registered shareholders owning more than 50% of the then outstanding multiple voting shares confirm to the transfer agent and secretary of the Corporation, among other items, that they will not tender any multiple voting shares in acceptance of the offer without having given the transfer agent and secretary written notice of their acceptance or intended acceptance of the offer at least seven days prior to the expiry date of the offer. If the right of conversion to multiple voting shares is available to holders of subordinate voting shares and is duly exercised, all multiple voting shares so converted will be deemed to be deposited to the offer. If any converted multiple voting shares are withdrawn, or are not ultimately taken up by the offeror, such converted multiple voting shares shall be automatically reconverted to subordinate voting shares. Subject to the following paragraph, all voting shareholders of record as of the record date are entitled either to attend and vote thereat in person the shares held by them or, provided a completed and executed proxy shall have been delivered to Equity Transfer Services Inc. within the time specified herein, to vote thereat by proxy the shares held by them.

The Corporation has fixed January 17, 2005, as the record date for the purpose of determining shareholders entitled to receive notice of, and to vote at, the Meeting. In accordance with the provisions of the Act, the Corporation will prepare a list of holders of shares at the close of business on the record date. Each holder of voting shares named in the list will be entitled to vote at the Meeting the shares shown opposite his name on the list except to the extent that: (a) the shareholder has transferred any of his shares after the date on which the list was prepared; and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands not later than 10 days before the Meeting that his name be included in the list of shareholders eligible to vote at the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

Principal Holders of Voting Securities

To the knowledge of the directors and senior officers of the Corporation, the only persons, firms or corporations which beneficially own or exercise control or direction over securities of the Corporation carrying more than ten percent of the voting rights attached to any class of outstanding voting securities of the Corporation is The Serruya Family Trust which, directly and indirectly, owns 4,233,332 multiple voting shares of the Corporation or approximately 38.4% of the votes attaching to all outstanding shares. The Serruya Family Trust was created and settled for the benefit of certain members of the Serruya family of Toronto, Ontario. Certain members of the Serruya family serve as directors and officers of the Corporation.

In addition, Richard E. Smith, David M. Smith and David J. Stein hold 1,419,467, 288,106 and 45,138 multiple voting shares, representing 12.8%, 2.6% and 0.4% of the votes attaching to all outstanding shares of the Corporation, respectively.

Michael Serruya and Aaron Serruya currently own 56,000 and 56,149 subordinate voting shares, respectively, representing 0.05% and 0.05% of the votes attaching to all outstanding shares of the Corporation. Richard E. Smith owns 8,300 subordinate voting shares, representing approximately 0.01% of the votes attaching to all outstanding shares of the Corporation, respectively.

Pursuant to a Board Representation Agreement described below under "Election of Directors - Board Representation Agreement", The Serruya Family Trust, Michael Serruya, Aaron Serruya, Richard E. Smith, David M. Smith and David J. Stein have agreed with each other to vote all of their respective shares of the Corporation, representing in the aggregate approximately 54.2% of the votes attaching to all outstanding shares of the Corporation, in favour of the nominees proposed below for election as directors.

Voting Of Subordinate Voting Shares - Advice To Beneficial Shareholders

The information set forth in this section is of significant importance to holders of subordinate voting shares who hold their subordinate voting shares in "book-entry" form, meaning that they are held through brokers and nominees and not in their own name. Holders of subordinate voting shares who do not hold their subordinate voting shares in their own name (referred to in this circular as beneficial shareholders) should note that only proxies deposited by holders of subordinate voting shares whose names appear on the records of the Corporation as the registered holders of subordinate voting shares can be recognized and acted upon at the Meeting. If subordinate voting shares are listed in an account statement provided to a holder of subordinate voting shares by a broker, then in almost all cases those subordinate voting shares will not be registered under the name of the holder on the records of the Corporation. Such subordinate voting shares will more likely be registered under the name of the beneficial shareholder's broker, or an agent or nominee of that broker. Subordinate voting shares held by brokers or their agents and nominees can only be voted for, or withheld from voting, or voted against, any resolution, upon the instructions of the beneficial shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting the securities for their clients.

Applicable Canadian regulatory policy requires intermediaries and brokers to seek voting instructions from beneficial shareholders in advance of a meeting of shareholders of the Corporation. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial shareholders in order to ensure that their subordinate voting shares are voted at the Meeting. Often, the form of proxy supplied to a beneficial shareholder by its broker is identical to the form of the proxy provided to registered holders of subordinate voting shares; however, its purpose is limited to instructing the registered holder of subordinate voting shares how to vote on behalf of the beneficial shareholder. A beneficial shareholder receiving a proxy from an intermediary cannot use that proxy to vote subordinate voting shares directly at the Meeting, rather the proxy must be returned to the intermediary well in advance of the Meeting in order to have the subordinate voting shares voted.

Securities Authorized For Issuance Under Equity Compensation Plans

The Corporation has three equity compensation plans - a stock option plan established in 1998 (the "1998 Stock Option Plan"), a plan established in 1994 (the "Predecessor Plan"), and the 2002 Stock Option Plan, as amended (the "2002 Stock Option Plan"). The Predecessor Plan, the 1998 Stock Option Plan and the 2002 Stock Option Plan have each been approved by the shareholders of the Corporation, or its predecessor corporate entities. Aggregate information with respect to these plans is set forth in the table below and is given as of August 31, 2004.

----------------------------------------------------------------------------------------------------------------------
                                        Number of Common Shares       Weighted Average       Number of Securities
                                           to be Issued Upon         Exercise Price of      Remaining Available for
                                        Exercise of Outstanding     Outstanding Options,     Future Issuance under
Plan Category                         Options, Warrants and Rights  Warrants and Rights    Equity Compensation Plans
----------------------------------------------------------------------------------------------------------------------
Equity Compensation Plans Approved             3,776,000                   18.47                    648,502
by Securityholders
----------------------------------------------------------------------------------------------------------------------
Equity Compensation Plans Not                     N/A                       N/A                       N/A
Approved by Securityholders
----------------------------------------------------------------------------------------------------------------------


                     BUSINESS TO BE CONDUCTED AT THE MEETING

Election of Directors

Eleven directors will be elected at the Meeting and unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of business of the annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation's Memorandum and Articles of Association and the Act.

The statement as to the shares of the Corporation beneficially owned or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned. The names of the nominees for election as directors, their municipality of residence, their positions with the Corporation, the year they become a director of the Corporation and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised is as follows:

--------------------------------------------------------------------------------------------------------------------------
                                                                                 Number of                Number of
                                                        Principal            Multiple Voting         Subordinate Voting
                                 Year Became           Occupation                 Shares                    Shares
             Name                  Director           and Business          Beneficially Held         Beneficially Held
--------------------------------------------------------------------------------------------------------------------------
Robert E. Baker                    Nominee      President of The Baker               -                       -
Omaha, Nebraska                                    Group, a private
                                                 marketing consulting
                                                         firm.
--------------------------------------------------------------------------------------------------------------------------
Joseph Binder                      Nominee       Treasurer, Executive                -                       -
New York, New York                               Committee Member and
                                                 Director of Key Food
                                                    Cooperative and
                                                 President of Penguin
                                                  Supermarkets, Inc.
--------------------------------------------------------------------------------------------------------------------------
Beth L. Bronner                    Nominee      Senior Vice President &              -                       -
Chicago, Illinois                               Chief Marketing Officer
                                                of Jim Beam Brands Co.,
                                                 a division of Fortune
                                                     Brands, Inc.
--------------------------------------------------------------------------------------------------------------------------
Romeo DeGasperis (2)(3)(4)           2000      Director, Vice President              -                       -
Toronto, Ontario                                Con-Drain Company Ltd.
--------------------------------------------------------------------------------------------------------------------------
Aaron Serruya                        1994      Executive Vice President        4,233,332(1)                56,149
Thornhill, Ontario                                   & Secretary
--------------------------------------------------------------------------------------------------------------------------
Michael Serruya (3)                  1994      Co-Chairman of the Board        4,233,332(1)                56,000
Thornhill, Ontario
--------------------------------------------------------------------------------------------------------------------------
Irwin D. Simon                     Nominee      Chairman of the Board,               -                     - (5)
New York, New York                                President and Chief
                                               Executive Officer of The
                                              Hain Celestial Group, Inc.
                                                         Inc.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                                                 Number of                Number of
                                                        Principal             Multiple Voting         Subordinate Voting
                                 Year Became           Occupation                 Shares                    Shares
             Name                  Director           and Business           Beneficially Held         Beneficially Held
--------------------------------------------------------------------------------------------------------------------------
David M. Smith (3)                   1998       Vice-Chairman and Chief           288,106                    -
North Hills, New York                              Operating Officer
--------------------------------------------------------------------------------------------------------------------------
Richard E. Smith (3)                 1998      Co-Chairman of the Board          1,419,467                 12,600
Southhampton, New York                           & Co-Chief Executive
                                                        Officer
--------------------------------------------------------------------------------------------------------------------------
David J. Stein (4)                   1998         President, Co-Chief             45,138                     -
Southhampton, New York                             Executive Officer
--------------------------------------------------------------------------------------------------------------------------
Mark L. Stevens                    Nominee       Chairman and Managing               -                       -
La Costa, California                             Director of Licensing
                                                 International LLC, a
                                                   global strategic
                                                    consultancy and
                                               licensing management firm
--------------------------------------------------------------------------------------------------------------------------

(1) Includes 155,031 multiple voting shares held directly by The Serruya Family Trust and 4,078,301 multiple voting shares held by 1082272 Ontario Inc., a wholly owned subsidiary of The Serruya Family Trust.

(2) Member of Audit Committee. Following the Meeting, the Audit Committee will be reconstituted to consist of three independent directors in compliance with Multilateral Instrument 52-110 of the Canadian Securities Administrators.

(3)  Member of Compensation Committee.

(4)  Member of Corporate Governance Committee.

(5) Mr. Simon has 20,000 options exercisable for 20,000 subordinate voting shares that were granted on October 3, 2000.


Robert E. Baker - Mr. Baker is currently President of The Baker Group, a private marketing consulting firm. From 1999 until 2003, he was Vice President, Market Strategy at ConAgra Foods Retail Products Company. From 1997 to 1999, he was Vice President of Strategic Planning at Dean Foods Company and from 1994 to 1997, Vice President of Marketing/Strategy at Specialty Foods Corporation. From 1984 to 1989, he held a number of marketing positions with Kraft Foods Dairy Division including Vice President of Marketing. He currently serves as a Board member of the Milk Processors Education Program (MilkPEP) and Continental Custom Ingredients (CCI). He was previously a Board member of The National Cheese Institute and Calgene, Inc. Mr. Baker has a Bachelor of Science in Electrical Engineering from Tuskegee University and an MBA in Marketing from Columbia University and spent four years in the U.S. Air Force, attaining the rank of Captain.

Joseph Binder - Mr. Binder is Treasurer, Executive Committee Member and Director of Key Food Cooperative and President of Penguin Supermarkets, Inc., a privately owned chain of supermarkets operating under the Key Food banner. He served for many years as the Vice Chairman of the New York State Food Merchants - Food Industry Alliance. Prior to joining Key Food in 1976, he served in a variety of positions in the supermarket industry. From 1957 to 1965, he was Vice President for Finance for Sloan's Supermarkets. From 1965 to 1976, he was Vice President for Finance and then President and Chief Executive Officer of Bohack Corporation, an affiliate of Gulf & Western Industries. Mr. Binder holds a Bachelor of Science degree in accounting from Brooklyn College and a Juris Doctorate degree from Brooklyn Law School.

Beth L. Bronner - Ms. Bronner is Senior Vice President & Chief Marketing Officer of Jim Beam Brands Co., a division of Fortune Brands, Inc. (NYSE: FO). From 1985 to 1990, Ms. Bronner served in a variety of positions with The Haagen-Dazs Company including Senior Vice President of Business Development and Strategic Planning and President of The Haagen-Dazs Shoppes Company. From 1991 to 1992, she was Vice President of Marketing for Slim-Fast Foods Company. From 1992 to 1994, she was President of Revlon Professional Products in North America. From 1996 to 1998, Ms. Bronner was Senior Vice President of Citibank, where she headed marketing for Citibank's retail banking operations in the U.S. and Europe. From 1998 to 2000, she was President of the Health Division of Sunbeam, Inc. From 2000 to 2001, Ms. Bronner was President and Chief Operating Officer of ADVO, Inc. (NYSE: ADVO). Ms. Bonner holds a Bachelor of Arts degree from Vassar College and an MBA from the University of Chicago. She is currently a member of the board of directors of Assurant (NYSE: AIZ) and The Hain Celestial Group (NASD: HAIN), a natural, speciality and snack food company.

Romeo DeGasperis - Mr. DeGasperis is Vice President of Con-Drain Company Ltd., a family business in which he has worked for over 18 years. Mr. Romeo DeGasperis manages the operations and personnel of the company and is responsible for tendering new projects as well as all the networking and communications for the company. Mr. Romeo DeGasperis has been a Director of the Corporation since 2000.

Aaron Serruya - Executive Vice President and Director of the Corporation. Mr. Aaron Serruya is a co-founder of the Corporation and has been actively involved in its development since its inception in 1986. Mr. Aaron Serruya has been a Director of the Corporation since 1994 when the Corporation first went public. His day-to-day responsibilities include selling all new franchises and resales, finding new locations, and research and development. Aaron Serruya was the co-recipient in 1992 and 1993 of the Academy of Collegiate Entrepreneurs Award for North America. Aaron Serruya is the brother of Michael Serruya.

Michael Serruya - Mr. Serruya is Co-Chairman of the Board and Director of the Corporation. Mr. Michael Serruya is a co-founder of the Corporation and has been actively involved in its development since its inception in 1986. Mr. Michael Serruya has been a Director of the Corporation since 1994 when the Corporation first went public. Mr. Serruya is primarily involved in the identification of potential acquisitions and review of the Corporation's business plan. Michael Serruya was the co-recipient in 1992 and 1993 of the Academy of Collegiate Entrepreneurs Award for North America. Michael Serruya is the brother of Aaron Serruya.

Irwin D. Simon - Mr. Simon is Chairman of the Board, President and Chief Executive Officer of The Hain Celestial Group, Inc. (NASD: HAIN). Mr. Simon founded The Hain Celestial Group in 1993. Today, The Hain Celestial Group is the world's leading natural and organic foods company with over $700 million in revenues. From 1990 to 1991, Mr. Simon served as Vice President, Sales and marketing for Slim-Fast Foods Company and was responsible for launching Slim-Fast's frozen food division. From 1984 to 1990, he held various marketing, sales and executive positions with The Haagen-Dazs Company. Mr. Simon holds a Bachelor of Commerce degree from St. Mary's University and also is a member of the board of directors for Jarden Corporation (NYSE: JAH) and Technology Flavors & Fragrances, Inc. (AMEX: TFF).

David M. Smith - Mr. Smith is Vice Chairman, Chief Operating Officer and Director of the Corporation. Mr. David M. Smith was a Vice President of Integrated Brands Inc. from December 1989, and a Director of Integrated Brands Inc. from September 1993 until the acquisition of Integrated Brands Inc. by a wholly owned subsidiary of the Corporation in March 1998. Mr. David M. Smith has been a Director of the Corporation since March 1998. Mr. David M. Smith manages the overall operations of the Corporation and directly oversees the information systems for the Corporation and the marketing, and new product development functions of the Corporation. Mr. David M. Smith is Mr. Richard E. Smith's son.

Richard E. Smith - Mr. Smith is Co-Chairman, Co-Chief Executive Officer and Director of the Corporation. Mr. Richard E. Smith was Chairman of the Board, Chief Executive Officer and a Director of Integrated Brands Inc. from October 1985 until the acquisition of Integrated Brands Inc. by a wholly-owned subsidiary of the Corporation in March 1998. Mr. Richard E. Smith has been a Director of the Corporation since March 1998. Together with Mr. David Stein, he is responsible for development of the Corporation's business plan. Mr. Richard
E. Smith has also been the Chairman of the Board, Secretary and a Director of Calip Dairies, Inc. for more than the past five years. Calip Dairies, Inc. owns the trademark and trade names of Dolly Madison Ice Cream. Mr. Smith was the founder of Frusen Gladje Ltd. in 1980 and was its Chairman of the Board and Chief Executive Officer until the sale of Frusen Gladje to Kraft, Inc. in 1985.

David J. Stein - Mr. Stein is President, Co-Chief Executive Officer and Director of the Corporation. Mr. David J. Stein was a Vice President of Integrated Brands Inc. since December 1989 until the acquisition of Integrated Brands Inc. by a wholly owned subsidiary of the Corporation in March 1998. Mr. David J. Stein has been a Director of the Corporation since March 1998. Together with Mr. Richard E. Smith, he is responsible for development and execution of the Corporation's business plan.

Mark L. Stevens - Mr. Stevens is the Chairman and Managing Director of Licensing International LLC, a global strategic consultancy and licensing management firm founded by him in 1997. From 1985 to 1989, Mr. Stevens served as President of The Haagen-Dazs Company and Corporate Vice President of its then parent Diageo. Under Mr. Stevens' leadership, sales tripled, ice cream bars were launched and Haagen-Dazs converted approximately half of its business to company-owned distribution operations, effectively creating the DSD distribution system that CoolBrands acquired from Nestle in July 2003. In 1973, Mr. Stevens founded Sunkist Soft Drinks, Inc. as a new subsidiary of Harcourt General and under his leadership as President introduced Sunkist Orange Soda, which remains the number one orange soda in the U.S. Mr. Stevens holds a Bachelor of Arts degree from the University of Pennsylvania and an MBA from The Wharton School of Business.

Board Representation Agreement

In connection with the acquisition on March 18, 1998 of Integrated Brands Inc. by a wholly-owned subsidiary of the Corporation, Messrs. Richard E. Smith, David
M. Smith and David J. Stein ("Integrated Brands Principal Shareholders") and Integrated Brands Inc., on the one hand, and the Corporation and The Serruya Family Trust, 1082272 Ontario Inc., Michael Serruya and Aaron Serruya ("CoolBrands Principal Shareholders"), on the other hand, entered into a Board Representation Agreement (the "Board Representation Agreement") pursuant to which the Corporation agreed to nominate for the election of directors qualified individuals, 50% of whom are recommended by the Integrated Brands Principal Shareholders and 50% of whom are recommended by the CoolBrands Principal Shareholders. Each of the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders agreed to vote their multiple voting shares and subordinate voting shares in the capital of the Corporation in favour of each other's nominees to the Board of Directors of the Corporation.

Pursuant to the terms of the Board Representation Agreement, Messrs. Michael Serruya, Aaron Serruya and Romeo DeGasperis were nominated by the CoolBrands Principal Shareholders and Messrs. Richard E. Smith, David M. Smith and David J. Stein were nominated by the Integrated Brands Principal Shareholders. In respect of the other nominees proposed to be elected as directors at the Meeting, the Integrated Brands Principal Shareholders and the CoolBrands Principal Shareholders have consented to the nomination of each of Mr. Baker, Mr. Binder, Ms. Bronner, Mr. Simon, and Mr. Stevens. Pursuant to the terms of the Board Representation Agreement, the Corporation agreed to solicit proxies from its shareholders for above-mentioned nominees to the

Corporation's Board of Directors and to cause management proxies to be voted in favour of such nominees.

The Corporation's obligations under the Board Representation Agreement to solicit proxies terminates: (i) with respect to the nominees of the Integrated Brands Principal Shareholders, if the Integrated Brands Principal Shareholders own, in the aggregate, less than 500,000 voting securities (including voting securities issuable upon exercise or conversion of convertible securities); or
(ii) with respect to the nominees of the CoolBrands Principal Shareholders, if the CoolBrands Principal Shareholders own, in the aggregate, less than 1,000,000 voting securities (including voting securities issuable upon exercise or conversion of convertible securities).

In the event any director of the Corporation nominated by either the CoolBrands Principal Shareholders or the Integrated Brands Principal Shareholders ceases to be a director of the Corporation for any reason, each of the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders has agreed to use its best efforts, promptly upon the request of the CoolBrands Principal Shareholders or the Integrated Brands Principal Shareholders, as the case may be, to cause to be elected or appointed a legally qualified individual nominated by either the CoolBrands Principal Shareholders or the Integrated Brands Principal Shareholders, as the case may be, to replace such director.

In the event that the laws of the jurisdiction of incorporation of the Corporation are changed in a manner which prevents the Integrated Brands Principal Shareholders from nominating and electing non-residents of Canada as their respective nominees to the Corporation's Board of Directors, the CoolBrands Principal Shareholders have agreed to co-operate with the Integrated Brands Principal Shareholders in causing the Corporation to take all necessary action to ensure that the Integrated Brands Principal Shareholders are entitled to nominate and elect non-residents of Canada as their director nominees (including, without limitation, continuing the Corporation from its current jurisdiction of incorporation to another jurisdiction within Canada which permits at least 50% of the directors to be non-Canadian).

Each of the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have agreed to use its best efforts, and to take all actions to ensure that (i) Michael Serruya and Richard E. Smith are elected as the Co-Chairman of CoolBrands and each subsidiary; (ii) that Richard E. Smith and David J. Stein are elected as Co-Chief Executive Officers of CoolBrands and each subsidiary; and (iii) that the Board of Directors of CoolBrands and the Board of Directors of each direct and indirect subsidiary of CoolBrands, and each Committee of the Board of Directors of CoolBrands and each Committee of the Board of Directors of each direct and indirect subsidiary of CoolBrands shall be comprised of members, 50% of whom are designated jointly by the Integrated Brands Principal Shareholders and 50% of whom shall be designated jointly by the CoolBrands Principal Shareholders.

Each of the CoolBrands Principal Shareholders and the Integrated
Brands Principal Shareholders have also agreed to vote against: (i) the sale of all or substantially all of the Corporation's assets; (ii) a merger, consolidation or similar transaction involving the Corporation; or
(iii) an amendment to the Memorandum of the Association and/or the Articles of Association of the Corporation which would adversely affect the rights of the Integrated Brands Principal Shareholders or the CoolBrands Principal Shareholders, unless the Integrated Brands Principal Shareholders and the CoolBrands Principal Shareholders agree in writing to vote for any such matters.

Pursuant to the terms of the Board Representation Agreement, each of the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders agreed to certain restrictions relating to resales of voting securities of the Corporation. Subject to certain exemptions, until the first to occur of: (i) the termination of the Board Representation Agreement; or (ii) the 21st anniversary of the Board Representation Agreement; the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have each agreed not to sell any voting securities of the Corporation to an unrelated third party without the prior written consent of the CoolBrands Principal Shareholders or the Integrated Brands Principal Shareholders, as the case may be, and to first offer such voting securities to the CoolBrands Principal Shareholders or the Integrated Brands Principal Shareholders, as the case may be, at the market price for such voting securities as of the date of the offer. Pursuant to the Board Representation Agreement, prior to any sale to a third party, any multiple voting shares must be converted to subordinate voting shares. In addition, the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have agreed not to convert, or cause to be converted, any multiple voting shares into subordinate voting shares, without the prior written consent of the CoolBrands Principal Shareholders or the Integrated Brands Principal Shareholders, as the case may be. The CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have deposited with an escrow agent the multiple voting shares held by them.

Each of the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders have agreed not to accept an offer to sell any voting securities at a price in excess of the market price of the voting securities on the date of such offer, except: (i) sales made on The Toronto Stock Exchange ("TSX") or any other regional or national exchange, outside or inside Canada, on which such securities are regularly traded; (ii) to another principal shareholder; or (iii) pursuant to an offer made proportionately and at the same price to all other shareholders of the Corporation.

The Board Representation Agreement may be terminated: (i) by the CoolBrands Principal Shareholders in the event that the Integrated Brands Principal Shareholders are the beneficial owners, in the aggregate, of fewer than 750,000 voting securities (including voting securities issuable upon the conversion or exercise of convertible securities); and (ii) by the Integrated Brands Principal Shareholders, in the event the CoolBrands Principal Shareholders are the beneficial owners, in the aggregate, of fewer than 1,500,000 voting securities (including voting securities issuable upon the conversion or exercise of convertible securities).

Appointment Of Auditor

Unless authority to do so is withheld, the persons named in the enclosed proxy intend to vote for the re-appointment of BDO Dunwoody LLP, Chartered Accountants, Toronto, Ontario, as auditor of the Corporation, to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors. BDO Dunwoody LLP has been the corporation's auditor since February 28, 2001.

                             EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following sets forth all compensation earned for the years ended August 31, 2004, August 31, 2003 and August 31, 2002 by the Corporation's Co-Chief Executive Officers, its Chief Financial Officer and the Corporation's next three highest paid executive officers who received aggregate compensation during the fiscal year ended August 31, 2004, equal to or greater than $150,000 (collectively, the "Named Executive Officers")

                           Summary Compensation Table

-----------------------------------------------------------------------------------------------------------------------
                                                                                  Long-Term
                                         Annual Compensation                     Compensation
                                ---------------------------------------------------------------
                                                               Other Annual     Securities Under         All Other
 Name and              Year       Salary            Bonus      Compensation     Options Granted        Compensation
 Principal Position    Ended        ($)              ($)            (1)              (2)                   (3)
                                                                    ($)              (#)                   ($)
-----------------------------------------------------------------------------------------------------------------------
Richard E. Smith      2004            (4)              -          8,350,678          709,983                -
Co-Chairman &         2003            (4)              -              -              225,000-               -
Co-Chief Executive    2002            (4)              -              -                 -                   -
Officer
-----------------------------------------------------------------------------------------------------------------------
David J. Stein        2004        US 490,000       US 60,000     10,604,365          709,983            US 1,950
President, Co-Chief   2003        US 326,442       US 60,000      US 7,571           225,000            US 1,820
Executive Officer     2002        US 261,923       US 60,000      US 7,571              -               US 1,630
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                                                  Long-Term
                                         Annual Compensation                     Compensation
                                ---------------------------------------------------------------
                                                               Other Annual     Securities Under         All Other
 Name and              Year       Salary            Bonus      Compensation     Options Granted        Compensation
 Principal Position    Ended        ($)              ($)            (1)              (2)                   (3)
                                                                    ($)              (#)                    $
-----------------------------------------------------------------------------------------------------------------------
Gary P. Stevens       2004         US 145,800      US 20,000      1,501,143             -               US 1,312
Chief Financial       2003         US 145,800      US 20,000      US 10,363           20,000            US 1,604
Officer               2002         US 145,800      US 20,000      US 5,181              -               US 1,492
-----------------------------------------------------------------------------------------------------------------------
Michael Serruya       2004         408,461            -           4,695,312          599,275                -
Co-Chairman           2003         320,000             -           25,864            191,666                -
                      2002         320,000             -           25,864               -                   -
-----------------------------------------------------------------------------------------------------------------------
Aaron Serruya         2004         408,461             -          4,700,550          599,275                -
Executive Vice-       2003         320,000             -           36,717            191,666                -
President             2002         320,000             -           44,461               -                   -
-----------------------------------------------------------------------------------------------------------------------
David M. Smith        2004       US 150,000(5)         -         15,374,087          709,984                -
Vice Chairman,        2003        US 99,808(5)         -              -              191,666                -
Chief Operating       2002            (5)              -              -                 -                   -
Officer
-----------------------------------------------------------------------------------------------------------------------

(1) These amounts also include the difference in value between the exercise price of options and the fair market value of the shares at the time of purchase, for options exercised in the fiscal year ended August 31, 2004. Certain amounts are paid in United States dollars, and have been converted for purposes of the table presentation based on US$1.00 purchasing Cdn.$1.3166 on August 31, 2004.

(2) Options to purchase subordinate voting shares granted pursuant to the 2002 Stock Option Plan.

(3) These amounts represent the Corporation's contribution to employee's 401K plans.

(4) Richard E. Smith is paid by Calip Dairies, Inc. (an ice cream distributor owned by Mr. Richard E. Smith and members of his family). Pursuant to the terms of a Management Agreement between Calip Dairies, Inc. and Integrated Brands, Calip Dairies receives a fixed fee of US$1,300,000 per year effective July 1, 2003, prior to which the fee was US$1,000,000 per year, for providing a variety of management services. Pursuant to the Agreement, Calip Dairies, Inc. has agreed to make available its Chairman and/or Chief Executive Officer (currently Richard E. Smith) to Integrated Brands, to provide the assistance of other officers and personnel from Calip Dairies, Inc. and to make available a portion of Calip

     Dairies' office space and utilities and office furniture and equipment. The management fee paid by Integrated Brands to Calip Dairies, Inc. does not represent a material portion of Calip Dairies' revenues.

(5) David M. Smith is paid a salary by Calip Dairies, Inc. As well, effective January 1, 2003 when he became Chief Operating Officer of the Corporation, Mr. David Smith also began receiving a salary of US $150,000 per year which is paid by the Corporation.


Options Granted During The Most Recently Completed Financial Year

During the fiscal year ended August 31, 2004, options were granted to the Named Executive Officers.

--------------------------------------------------------------------------------------------------------------------------
                                                                                 Market Value of
                          Securities                                                 Securities
                            Under            % of Total                            Underlying
                           Options        Options Granted    Exercise or Base    Options on Date
                           Granted        to Employees In          Price             of Grant
Name                       (#)(1)           Fiscal Year        ($/Security)        ($/Security)        Expiration Date
--------------------------------------------------------------------------------------------------------------------------
Richard E. Smith            166,666              4.9               15.93              15.93         September 30, 2008
                             53,317              1.6               15.45              15.45         December 10, 2008
                            490,000             14.3               22.65              22.65         March 11, 2009
--------------------------------------------------------------------------------------------------------------------------
David J. Stein              166,667              4.9               15.93              15.93         September 30, 2008
                             53,316              1.6               15.45              15.45         December 10, 2008
                            490,000             14.3               22.65              22.65         March 11, 2009
--------------------------------------------------------------------------------------------------------------------------
Michael Serruya             250,000              7.3               15.93              15.93         September 30, 2008
                             34,275              1.0               15.45              15.45         December 10, 2008
                            315,000              9.2               22.65              22.65         March 11, 2009
--------------------------------------------------------------------------------------------------------------------------
Aaron Serruya               250,000              7.3               15.93              15.93         September 30, 2008
                             34,275              1.0               15.45              15.45         December 10, 2008
                            315,000              9.2               22.65              22.65         March 11, 2009
--------------------------------------------------------------------------------------------------------------------------
David M. Smith              166,667              4.9               15.93              15.93         September 30, 2008
                             53,317              1.6               15.45              15.45         December 10, 2008
                            490,000             14.3               22.65              22.65         March 11, 2009
--------------------------------------------------------------------------------------------------------------------------
Total                     3,328,500             97.3
--------------------------------------------------------------------------------------------------------------------------

(1)  Options granted were to purchase subordinate voting shares.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table summarizes the number and value of options held, or exercised during the fiscal year ending August 31, 2004 by the Named Executive Officers.

--------------------------------------------------------------------------------------------------------------------------
                                 Shares                                                         Value of Unexercised
                               Acquired on                                Unexercised Options   in-the-Money Options
                                Exercise            Aggregate Value           Exercisable/           Exercisable/
Name                              (#)                Realized ($)          Un-Exercisable (#)    Unexercisable ($)(1)
--------------------------------------------------------------------------------------------------------------------------
Richard E. Smith                 672,240               10,655,004             709,983/NIL              NIL/NIL
--------------------------------------------------------------------------------------------------------------------------
David J. Stein                   846,108               13,410,780             709,983/NIL              NIL/NIL
--------------------------------------------------------------------------------------------------------------------------
Gary P. Stevens                  79,000                1,599,750              NIL/66,000             NIL/528,400
--------------------------------------------------------------------------------------------------------------------------
Michael Serruya                  395,156               6,263,223              599,275/NIL              NIL/NIL
--------------------------------------------------------------------------------------------------------------------------
Aaron Serruya                    395,156               6,263,223              599,275/NIL              NIL/NIL
--------------------------------------------------------------------------------------------------------------------------
David M. Smith                  1,390,972              22,046,906             709,984/NIL              NIL/NIL
--------------------------------------------------------------------------------------------------------------------------

(1) Market value of underlying subordinate and multiple voting shares as at August 31, 2004, being $10.15 minus the exercise price of the options.


Composition of the Compensation Committee

At August 31, 2004, the Compensation Committee was comprised of the following four directors: Michael Serruya, Romeo DeGasperis, Richard E. Smith and David M. Smith. Each member, other than Mr. DeGasperis, is an officer of the Corporation.

Report on Executive Compensation

The mandate of the Compensation Committee includes the responsibility of reviewing and recommending to the Board of Directors for its approval the compensation programs for the Corporation's executive officers. The executive compensation policies of the Corporation are designed to recognize and reward individual performance as well as provide a competitive level of compensation. The Corporation's philosophy is to reward both adequately and competitively its executives for their short-term compensation. Base salaries and salary ranges for each position are determined by evaluating the responsibilities of each executive's position as well as the experience and knowledge of the individual. The above are periodically reviewed and adjusted accordingly. Individual salary increases to executives within the set ranges take into account their current performance against expected targets, overall contribution to the Corporation and market conditions. Base salary levels for all executive officers (excluding the Chief Executive Officers) are determined based upon performance, and are intended to achieve the following objectives:

     (a) to attract and retain executives and senior management required for the success of the Corporation;

     (b)  to motivate performance;

     (c) to provide fair and competitive compensation commensurate with an individual's experience and expertise; and

     (d) to reward individual performance and contribution to the achievement of the Corporation's objectives.

The cash compensation paid by the Corporation to Mr. David J. Stein, one of the Co-Chief Executive Officers, is set through an employment agreement, which is described above. The Compensation Committee assesses the performance of Mr. David J. Stein on an annual basis when awarding bonuses pursuant to his employment agreement. The other Co-Chief Executive Officer, Mr. Richard E. Smith, is paid by Calip Dairies, Inc. (an ice cream distributor owned by Mr. Richard E. Smith and members of his family) pursuant to the terms of a Management Agreement under which Calip Dairies, Inc. receives a fixed fee of US$1,300,000 per year effective July 1, 2003, prior to which the fee was US$1,000,000 for providing a variety of management services. One of these services provided by Calip Dairies, Inc. is to make its Chairman and/or Chief Executive Officer (currently Mr. Richard E. Smith) available to Integrated Brands.

There is no pension plan of the Corporation in which executive officers or other employees may participate.

Compensation of Directors

Directors of the Corporation did not receive any fees and/or any other type of compensation in fiscal 2004 for acting as such.

Directors' And Officers' Liability Insurance

The Corporation carries directors' and officers' liability insurance coverage with an annual policy limit of $10,000,000, subject to a deductible of $150,000 per claim. The premium paid for renewal of the coverage during the fiscal year ended August 31, 2004 was $72,360, all of which was paid by the Corporation.


Management Agreement

Integrated Brands Inc., a wholly-owned subsidiary of the Corporation, has entered into a management agreement with Calip Dairies, Inc., a New Jersey corporation controlled by Mr. Richard E. Smith, which was amended in fiscal 2003. The amended agreement provides for an annual management fee of US$1,300,000, effective July 1, 2003, prior to which the fee was US $1,000,000 per year. Pursuant to the agreement, Calip Dairies, Inc. has agreed to make its Chairman and/or

Chief Executive Officer, (currently Mr. Richard E. Smith) available to Integrated Brands Inc., to provide the assistance of other officers and personnel from Calip Dairies and to make available a portion of Calip Dairies' office space and utilities and office furniture and equipment. The amended agreement continues until December 31, 2013 and thereafter renews automatically on December 31 of each year for an additional one year term, provided that as of such date at least 50% of the issued and outstanding shares of Calip Dairies, Inc. are beneficially owned by Richard Smith, Susan Smith, David Smith and/or David Stein, unless Calip Dairies, Inc. gives Integrated Brands Inc. written notice on or before September 30th of that same year that Calip Dairies, Inc. will not renew the agreement, in which event the agreement terminates effective on December 31 following such notice. The obligations of Integrated Brands Inc. under the agreement are guaranteed by the Corporation.

Employment Agreements

Integrated Brands Inc., a wholly owned subsidiary of the Corporation, has entered into an employment agreement with David J. Stein, which was amended in fiscal 2003. The amended agreement provides for an annual salary of US$280,000 from January 1, 2003 until May 31, 2003, US$490,000 from June 1, 2003 until December 31, 2003, US$500,000 in calendar 2004, US$520,000 in calendar 2005,
US$540,000 in calendar 2006, US$560,000 in calendar 2007, US$580,000 in calendar 2008, US$600,000 in calendar 2009, US$620,000 in calendar 2010, US$640,000 in calendar 2011, US$660,000 in calendar 2012, US$680,000 in calendar 2013 and US$700,000 in any subsequent calendar year. The agreement may be terminated after December 31, 2013, with or without cause, on 90 days notice. In the event that the agreement is terminated by Integrated Brands Inc. without cause, Integrated Brands Inc. must pay Mr. Stein a severance amount equal to 36 months salary at the annual rate in effect as of the date of termination. The obligations of Integrated Brands Inc. under the agreement are guaranteed by the Corporation.

The Corporation has entered into five-year employment agreements with Michael Serruya and Aaron Serruya, each dated April 9, 1999, which were amended in fiscal 2004. The amended agreements provide for base salaries of $320,000 & $320,000 until October 4, 2003 and thereafter $420,000 & $420,000, respectively, per annum, increasing by the rate of inflation annually on the anniversary of the employment agreement, and a bonus of up to $100,000 per year, respectively, paid on the anniversary of the employment agreement, determined as follows:
(A) 50% of such bonus based on earnings of the Corporation; and (B) 50% of such bonus based on reasonable standards of personal performance and earnings performance of the Corporation. Each employment agreement provides for a severance payment in the amount of $500,000 to be made to the officer on the termination for any reason of the employment agreement or on the failure of the Corporation to renew the employment agreement upon the expiration of its term. In fiscal 2004, base salaries for Michael Serruya and Aaron Serruya were $408,461 and $408,461, respectively. No bonuses were paid for fiscal 2004 under the employment agreements.

Performance Graph

On August 31, 2004, the closing price of a subordinate voting share of the Corporation on The Toronto Stock Exchange was $10.15 per subordinate voting share. The following graph compares the Corporation's cumulative total shareholder return from September 1, 1999 to August 31, 2004 with cumulative returns of the S&P/TSX Composite and the TSX Consumer Products Index for the same period.


                            [PERFORMANCE GRAPH]


        Relative Value, Sept.99=100
-----------------------------------------
          S&P/TSX    Consumer
Date     Composite   Staples     COB.SV.A
------   ---------   --------    --------
Sep-99     100         100           100
Oct-99     104          99            79
Nov-99     108          98            67
Dec-99     121         101            77
Jan-00     122          98            57
Feb-00     131         102            69
Mar-00     136          97            71
Apr-00     134         105            63
May-00     133         114            62
Jun-00     147         116            56
Jul-00     150         116            56
Aug-00     162         117            61
Sep-00     148         125            54
Oct-00     149         134            48
Nov-00     145         141            38
Dec-00     141         140            37
Jan-01     135         133            64
Feb-01     128         143            67
Mar-01     122         145            55
Apr-01     120         146            57
May-01     118         149            77
Jun-01     113         151            88
Jul-01     112         160            93
Aug-01     111         166            94
Sep-01      98         172            77
Oct-01      99         165            72
Nov-01     107         172           131
Dec-01     111         178           146
Jan-02     110         180           169
Feb-02     110         192           192
Mar-02     113         203           234
Apr-02     110         210           237
May-02     110         216           263
Jun-02     103         208           299
Jul-02      95         191           282
Aug-02      95         194           310
Sep-02      89         192           299
Oct-02      90         188           247
Nov-02      94         182           224
Dec-02      95         180           224
Jan-03      94         178           215
Feb-03      94         174           207
Mar-03      91         173           301
Apr-03      95         178           330
May-03      99         192           395
Jun-03     100         196           563
Jul-03     104         199           690
Aug-03     108         197           734
Sep-03     107         195           667
Oct-03     112         205           774
Nov-03     113         202           697
Dec-03     118         214           709
Jan-04     122         209           918
Feb-04     126         214         1,060
Mar-04     123         213           956
Apr-04     118         206           944
May-04     121         211         1,008
Jun-04     123         214           916
Jul-04     122         211           502
Aug-04     120         206           425


                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

No individual who was a director, executive officer or senior officer of the Corporation at any time during the fiscal year ended August 31, 2004, or any associate or affiliate thereof is indebted to the Corporation. As of the date of this Notice, no officers, directors or employees of the Corporation or their associates were indebted to the Corporation.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange Company Manual sets out a series of guidelines for effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance.

The TSX requires that each listed company disclose on an annual basis its approach to corporate governance. The Corporation's disclosure with respect to the guidelines is set out in Schedule "A" to this management information circular. The disclosure statement has been prepared by the Corporate Governance Committee of the Board of Directors and has been approved by the Board of Directors.

              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation or a subsidiary, or any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all outstanding voting securities of the Corporation has had any interest, direct or indirect, in any material transaction involving the Corporation or a subsidiary in the fiscal year ended August 31, 2004, or since the commencement of the Corporation's current fiscal year. The only material transactions in which any such informed person has or had an interest in are as follows:

         (a) Yogen Fruz International, Ltd., a corporation whose sole shareholder is The Serruya Family Trust, a significant shareholder of the Corporation, routinely enters into leases with commercial landlords for the premises used by the Corporation's Canadian franchisees and sublets such premises to such franchisees. Yogen Fruz International, Ltd. does not earn any fees or premium on such leases. The Corporation holds a 50 year option to acquire all of the issued and outstanding shares of Yogen Fruz International Ltd. ; and

         (b) Integrated Brands Inc., a wholly owned subsidiary of the Corporation, has entered into a distribution agreement with Calip Dairies, Inc. ("Calip"), a company controlled by Richard E. Smith, dated October 13, 1997. Pursuant to the agreement, Integrated Brands Inc. has appointed Calip as its exclusive distributor for any ice cream or other frozen dessert product manufactured by, on behalf of, or under authority of Integrated Brands Inc., its subsidiaries, affiliates or successors in the

               State of New Jersey and certain areas in the State of New York and the State of Connecticut. The agreement continues until December 31, 2007 and thereafter renews automatically on December 31 of each year for an additional one year term, provided that as of such date at least 50% of the issued and outstanding shares of Calip are beneficially owned by Richard Smith, Susan Smith, David Smith and/or David Stein, unless Calip gives Integrated Brands Inc. written notice on or before September 30th of that same year that Calip will not renew the agreement, in which event the agreement terminates effective on December 31 following such notice.

               The Corporation has agreed to guarantee the performance of the distribution agreement. Integrated Brands Inc. has also entered into a Management Agreement with Calip as described above under "Executive Compensation - Management Agreement".


                                     GENERAL

At the date hereof, management knows of no matters to come before the Meeting other than the matters referred to in the Notice of the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

                             ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Any shareholder may request copies of the Corporation's annual or interim financial statements and accompanying management's discussion and analysis ("MD&A") by contacting the Corporation at (905) 479-8762. Financial information regarding the Corporation's most recently completed financial year is provided in the Corporation's comparative annual financial statements and accompanying MD&A.

                               DIRECTORS' APPROVAL

The contents and the sending of this management information circular to shareholders of the

Corporation have been approved by the Board of Directors.


DATE:     January 17th, 2005



                                                      MICHAEL SERRUYA
                                                      --------------------------
                                                      Michael Serruya
                                                      Co-Chairman of the Board

SCHEDULE "A"

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company Manual of The Toronto Stock Exchange (the "TSX") (on which the Corporation's subordinate voting shares are listed) requires disclosure on an annual basis of the approach to corporate governance by listed companies as compared to guidelines established by the exchange. These guidelines focus on the importance of each corporation addressing the governance matters in its own context and the receipt by the investment community of an explanation for the corporation's approach to governance.

The Board of Directors of the Corporation has constituted a Corporate Governance Committee in order to review and, if deemed necessary, to recommend changes to the corporate governance practices of the Corporation. The Board itself, however, has considered the TSX guidelines and believes that its approach to corporate governance is currently working effectively for the Corporation and its shareholders. However, on November 30, 2004, the Corporation announced that following the Meeting, it would set up a committee of independent directors of the Corporation to further review the Corporation's corporate governance practices.

                             The Board of Directors

The Corporation's Board of Directors is responsible for the supervision of the management of the Corporation's business and affairs. Under its governing statute (the Company Act (Nova Scotia) (the "Act")), the Board is required to carry out its duties with a view to the best interests of the Corporation. To assist it in fulfilling this responsibility, the Board has specifically recognized its responsibility for the following areas:

         (a)   adoption of a strategic planning process;

         (b) identification of the principal risks of the Corporation's business and monitoring the implementation of appropriate systems to manage these risks;

         (c) succession planning, including appointing, training and monitoring senior management;

         (d) implementation of a communication policy to facilitate communications with shareholders and others involved with the Corporation; and

         (e) integrity of the Corporation's internal control and management information systems.

Mandate of the Board of Directors

The Board discharges its responsibilities directly and through its committees. As well, from time to time ad hoc committees of the Board may be appointed. On a quarterly basis, members of the Board receive and discuss reports on the subsidiary companies as well as on the Corporation's overall financial position and its investments. In addition, Board members are consulted informally by senior management of the Corporation to remain informed of corporate developments, which may not require formal meetings and to provide advice as needed. Strategic, financial and succession plans are approved. In addition, developments and issues of current relevance are reviewed.


It is the responsibility of the Board to supervise the management of the affairs and business of the Corporation, acting with a view to the best interests of the Corporation, pursuant to the powers granted by, and the obligations imposed under, the Act, the Corporation's memorandum of association and articles of association and common law. The Board, either directly or through its committees, includes in its responsibilities:

         o approval of all matters which by law must be approved by the Board, including but not limited to, declaration of dividends, offerings of securities and transactions out of the ordinary course of business;

         o approval of entering into any ventures which are outside of the Corporation's existing business;

         o approval of any changes in senior management including changes in senior management of the Corporation's subsidiaries;

         o annual review and consent to substantial strategic planning matters;

         o considering and deliberating the principal risks of the Corporation's business and receiving and reviewing reports of the Corporation's assessment and management of those risks;

         o considering succession issues and appointing and monitoring senior management;

         o discussing and considering how the Corporation communicates with its various shareholders;

         o assessing the integrity of the Corporation's internal control and management information systems, both directly and through its Audit Committee; and

         o since the Board has plenary power, any responsibility which is not delegated to senior management or a Board committee remains with the full Board.

It is the responsibility of the Co-Chairmen of the Board to ensure the effective operation of the Board. The Co-Chairmen of the Board periodically informally meet, on an individual basis, with every member of the Board to discuss each director's contribution to the Board and committee meetings and any other matters, which the individual directors wish to raise with the Co-Chairmen of the Board.

The frequency of the meetings of the Board of Directors as well as the nature of agenda items change depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces. At least 12 meetings of the Board are scheduled for the fiscal year ending August 31, 2005. The Board met on at least 21 occasions during the fiscal year ended August 31, 2004.

Board Composition

Much of the TSX Guidelines focus on the composition of the Board of Directors of the Corporation and, in particular, on the number of "unrelated directors" who make up such Board. In the TSX Guidelines, an "unrelated director" is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interest of the Corporation, other than an interest arising from shareholding. The TSX Guidelines also focus on the importance of having an appropriate portion of Board members who are free from any interest or relationships with a significant shareholder of the Corporation, i.e. a shareholder controlling more than 50% of the voting securities. The Corporation's significant shareholders are The Serruya Family Trust and the Smith Group (Richard E. Smith, David M. Smith and David J. Stein).

The Board has concluded that five of the Board's current six members are "related" within the meaning of the TSX Guidelines. The Corporation presently has one "unrelated" director, Mr. Romeo DeGasperis. Five nominees who are considered "unrelated" are proposed for election at the Meeting in 2005. Once elected, the Board will consist of a majority of "unrelated" directors.

The Corporation's business was founded in 1986 by members of the Serruya family. The Serruya Family Trust, which was created and settled for the benefit of certain members of the Serruya family, continues to own approximately 70.2% of the issued and outstanding multiple voting shares of the Corporation. The early role of Messrs. Michael and Aaron Serruya in the Corporation and their guidance of its successful development since that time, make them uniquely suited to fulfil their respective roles as Co-Chairman and Executive Vice-President of the Corporation and to serve as members of the Board. These members of the Board of Directors reflect the origins of the Corporation, and the dedication of the Serruya family to the Corporation's business. The Smith Group owns approximately 29.1% of the issued and outstanding multiple voting shares of the Corporation. Richard E. Smith was the founder of Integrated Brands and has been its Chief Executive Officer and Chairman of the Board since its inception. In addition, Mr. Richard E. Smith has been involved in the frozen dessert industry for more than thirty years.

The Board believes that its relationship with management in supervising the management of the business and affairs of the Corporation is currently appropriate. The current management's significant contributions to the formation and continued growth of the Corporation and the confidence which the Board understands shareholders have in that management, are factors supporting the Board's view. However, in order to assist the Board in ensuring that the Corporation's system of corporate governance continues to suit its needs, as indicated above, the Board has constituted a Corporate Governance Committee which will monitor the performance of the Board in light of the corporate governance guidelines suggested by the TSX Guidelines and recommend modifications where appropriate, and following the Meeting, a committee of "unrelated" directors of the Corporation will be established to further review the Corporation's corporate governance practices.

                                   Committees

The Board and its committees (consisting of an Audit Committee, a Compensation Committee and Corporate Governance Committee) are available to consider the views of management and investors concerning their needs and decisions affecting the Corporation.

(a)      Audit Committee

The Audit Committee follows recommendations of the Corporation's outside auditors to enhance the effectiveness of those published guidelines. In addition to carrying out its statutory legal responsibilities, the Committee's roles and responsibilities include, but are not necessarily limited to, the following:

         o review quarterly and annual financial statements, before they are approved by the Board;

         o monitor audit functions and the preparation of financial statements;

         o     approve press releases on financial results;

         o review all prospectuses, material change reports and the annual information form;

         o examine the presentation and impact of significant risks and key management estimates and judgments that may be material to the Corporation's financial reporting;

         o review the adequacy of internal accounting control procedures and systems, financial plans for the ensuing year, budget, organization, activities and performance;

         o meet with the Corporation's external auditors and with members of management at least once a year (and more frequently as necessary) to assist it in the effective discharge of its duties;

         o     meet with the outside auditors; and

         o     review and approve foreign currency risk strategies.

The Audit Committee is not currently composed solely of "outside directors" as recommended by the TSX Guidelines. The only "outside director" currently on the Audit Committee is Romeo DeGasperis.

The Board recognizes the evolving regulatory requirements regarding the Audit Committee established by the Canadian securities administrators, including as to its composition and responsibilities. Following the Meeting, the Audit Committee will be reconstituted to consist solely of "outside" directors.

(b)      Compensation Committee

The Compensation Committee reviews the Corporation's overall compensation philosophy and corporate succession and development plans at the executive officer level. The Committee's roles and responsibilities include, but are not necessarily limited to, the following:

         o review and approve the grant of options to directors, officers and those employees judged to be key employees and consultants of the Corporation.;

         o establish the Corporation's compensation policy and its implementation through an effective compensation program, including compensation of senior executives;

         o     set personnel policies;

         o     approve executive salaries; and

         o     review training programs and succession plans.

(c)      Corporate Governance Committee

The Corporation's Corporate Governance Committee has the general responsibility for developing the Corporation's approach to governance issues. At present, Board approval is required for any transaction which is out of the ordinary course of business or could be considered to be "material" to the business of the Corporation. As a matter of practice, all significant decisions affecting the Corporation and its subsidiaries are approved by the Board of Directors prior to their implementation. The Committee's roles and responsibilities include, but are not necessarily limited to, the following:

         o facilitate the independent functioning and maintenance of an effective relationship between the Board of Directors and management of the Corporation;

         o analyze Board composition and dynamics and make recommendations with respect to new nominees to the Board;

         o establish procedures and approve an appropriate orientation and education program for new recruits to the Board;

         o consider the adequacy and form of compensation paid to the directors;

         o provide recommendations for other procedures which contribute to the Board's ability to exercise informed judgment;

         o develop programs and procedures which will enable the Board to act effectively and on an informed basis;

         o annually review the mandates of the Board of Directors and its committees and recommend to the Board such amendments to those mandates as the Committee believes are necessary or desirable;

         o consider and, if thought fit, approve requests from directors or committees of directors for an engagement of special advisors from time to time;

         o prepare and recommend to the Board annually, a "Statement of Corporate Governance Guidelines" to be included in the Corporation's annual report or information circular;

         o recommend to the Board's internal guidelines on corporate governance issues in the context of the Corporation's particular circumstances and recommend the making of appropriate adjustments as necessary to accommodate the changing needs of investors and the Corporation;

         o review, on a periodic basis, the composition of the Board and the appropriate number of independent directors to sit on the Board of Directors; and

         o assess, at least annually, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including considering the appropriate size of the Board.

Process of Appointing New Directors

The Corporate Governance Committee has the mandate to recommend candidates for filling vacancies on the Board and ensure that qualifications are maintained. In connection with the acquisition of Integrated Brands Inc., Messrs. Richard E. Smith, David M. Smith, David J. Stein ("the Integrated Brands Principal Shareholders") and Integrated Brands Inc., on the one hand, and the Corporation and The Serruya Family Trust, 1082272 Ontario Inc., Michael Serruya and Aaron Serruya ("the CoolBrands Principal Shareholders"), on the other hand, entered into a Board Representation Agreement pursuant to which the Corporation agreed to nominate for the election of directors qualified individuals, 50% of whom are recommended by the Integrated Brands Principal Shareholders and 50% of whom are recommended by the CoolBrands Principal Shareholders. Each of the CoolBrands Principal Shareholders and the Integrated Brands Principal Shareholders agreed to vote their multiple voting shares and subordinate voting shares in the capital of the Corporation, representing in the aggregate 54.2% of the votes attaching to all outstanding shares of the Corporation, in favour of each other's nominees to the Board of Directors of the Corporation.

Board Expectations of Management

The Board works closely with members of management. The Board's access to information relating to the operations of the Corporation, through the membership on the Board of Directors of several key members of management and, as necessary, the attendance of other members of management at the request of the Board, are key elements to the effective and informed functioning of the Board of the Corporation.

The Board looks to management to formulate and carry out strategic planning with a view to achieving continuing profitable growth and obtaining maximum return on the shareholders' equity and the Corporation's assets. Management is also expected to provide all necessary information in a timely manner to the Board and its committees, and to ensure that they properly discharge their responsibilities. Finally, the Board expects management to carry out its responsibilities to the Corporation and its shareholders in a prudent manner, adhering to the fundamental principles of risk management and maximum exploitation of its resources and the products that form the foundation of the Corporation. The Board is confident that the Corporation's management responds ably to this experience.

Corporate Objectives which the Co-CEOs are Responsible for Meeting

The Co-CEOs are responsible for leading the Corporation into the future and must ensure that there are long-term goals and a strategic planning process in place. The Co-CEOs' written objectives constitute a mandate on a year to year basis. The Co-CEOs' responsibilities include, but are not necessarily limited to the following:

         o     maximize shareholder value.

         o ensure that disclosure requirements to shareholders are met in a timely fashion.

         o     improve quality of interaction between management and the Board.

         o ensure that Corporation's achievement of financial and non-financial targets are met.

         o ensure that decisions with respect to human resource management are met.

         o ensure that decisions with respect to implementing corporate strategy and other Board decisions are met.

         o implement training, development and succession plans for other senior management members.

Succession Planning (including appointing, training and monitoring senior management)

The Board functions through delegation to management and therefore must ensure that management is of the highest calibre in appointing, training, assessing and providing for succession. The Board must ensure that the relationship between management performance and compensation is reasonable. Senior management is reviewed on an annual basis. Items under review include such things as future career paths and future objectives, qualifications, etc.

Communication Policy for the Corporation

Management is available to shareholders to respond to questions and concerns on a prompt basis, with regard to limitations imposed by law and by the sensitivity of the information in relation to the Corporation's competitors. The Board believes that its communications with shareholders and the avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered are responsive and effective. At the Corporation's annual meeting, full opportunity is afforded for shareholder questioning of senior management about the Corporation's activities.

                          COOLBRANDS INTERNATIONAL INC.


                         ANNUAL REQUEST BY SHAREHOLDERS
                       FOR FINANCIAL STATEMENT INFORMATION


      TO: REGISTERED AND BENEFICIAL HOLDERS OF MULTIPLE VOTING SHARES
         REGISTERED AND BENEFICIAL HOLDERS OF SUBORDINATE VOTING SHARES

In accordance with applicable Canadian securities laws, Coolbrands is required, annually, to send a request form to its registered and beneficial shareholders which they may use to request a copy of Coolbrand's annual financial statements (and accompanying management discussion and analysis), and quarterly or interim financial statements (and accompanying management discussion and analysis).

 If you would like to receive a paper copy of these documents, please indicate below and return this form in the envelope provided (or otherwise follow the instructions provided by your broker or other nominee). If you do not return this form, a paper copy of these documents will not be delivered to you. (See the "Instructions" below). These documents are made publicly available on the
                           Internet at www.sedar.com

                                                                   --------
(a)  ANNUAL FINANCIAL STATEMENTS
     (and accompanying management discussion & analysis)
                                                                   --------


                                                                   --------
(b)  QUARTERLY (INTERIM) FINANCIAL STATEMENTS
     (and accompanying management discussion & analysis)
                                                                   --------


--------------------------------------------------------------------------------

                             Shareholder Information

  NAME:
                ----------------------------------------------------------------
  ADDRESS:
                ----------------------------------------------------------------
  CITY:
                ----------------------------------------------------------------
  PROVINCE
  OR STATE:
                ----------------------------------------------------------------

  POSTAL CODE:
                ----------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  SIGNATURE:
                ----------------------------------------------------------------
                               (please sign above)

--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
                                  Instructions


Properly executed request forms must be returned to Coolbrands' registrar and transfer agent, Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 3V1 or by facsimile at 416-361-0470. There is no deadline by which this form must be received, but until it is returned, you will not be entitled to receive a paper copy of the documents identified above. Only return this form if you wish to receive a paper copy of these documents. You are not obligated to do so.

--------------------------------------------------------------------------------

         COOLBRANDS INTERNATIONAL INC.

                          PROXY SOLICITED BY MANAGEMENT
                  FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON FEBRUARY 25, 2005

         The undersigned shareholder of COOLBRANDS INTERNATIONAL INC. (the "Corporation") hereby appoints Michael Serruya, Co-Chairman of the Corporation, or failing him, Aaron Serruya, a director of the Corporation, or in lieu of the foregoing ____________________________________ as nominee of the undersigned to attend, act and vote for the undersigned at the annual meeting of shareholders (the "Meeting") of the Corporation to be held on February 25, 2005 and at any adjournments or postponements thereof.

         The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

                                                          -------
              (a)      VOTED FOR
                                                          -------

                                                          -------
                       WITHHELD FROM VOTING
                                                          -------
                       in respect of the election as directors of those persons listed below; Robert E. Baker, Joseph Binder, Beth L. Bronner, Romeo DeGasperis, Aaron Serruya, Michael Serruya, Irwin D. Simon, David M. Smith, Richard E. Smith, David J. Stein, Mark L. Stevens

                                                          -------
               (b)     VOTED FOR
                                                          -------

                                                          -------
                       WITHHELD FROM VOTING
                                                          -------
                       in respect of the appointment of BDO Dunwoody LLP as auditor and authorizing the directors to fix the auditor's remuneration;

              (c) VOTED at the discretion of the proxy nominee on any other matters as may be properly come before the Meeting or any adjournments or postponements thereof;

                  If an amendment or variation to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournments or postponements thereof or if any other matters properly come before the Meeting or any adjournment or postponements thereof, this proxy confers discretionary authority to vote on such amendments or variations or on such other matters according to the best judgment of the person voting the proxy at the Meeting or any adjournments or postponements thereof.

                  This proxy is solicited on behalf of the management of the Corporation. A shareholder has the right to appoint a person to represent him and to attend and act for him on his behalf at the meeting other than the nominees designated above and may exercise such right by inserting the name of his nominee in the space provided above for that purpose.

                  The undersigned hereby revokes any proxy previously given:


                  DATED the _______ day of ____________________, 2005.


                                              ----------------------------------
                                              Name of Shareholder (Please Print)


                                              ----------------------------------
                                              Signature of Shareholder

         NOTES:

1. The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called in accordance with the foregoing directions and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the event that no specification has been made with respect to voting or withholding from voting in respect of the election of directors, or the appointment of the auditor and the authorization of the directors to fix the remuneration of the auditor, the proxy nominees are instructed to vote the shares represented by this proxy in favour of such matters.

2. This proxy form must be signed and dated by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, by any officer or attorney thereof duly authorized. If the proxy form is not dated in the space provided it is deemed to bear the date on which it is mailed to the Corporation.

3. Properly executed forms of proxy must be received before 5:00p.m. (Toronto time) on February 23, 2005 by Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 3V1 or by facsimile at 416-361-0470, or by the close of business on the second business day preceding the day of the meeting or any adjourned or postponed meeting thereof (excluding Saturdays, Sundays and holidays).